UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

August 6, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Threshold Pharmaceuticals, Inc.

File No. 001-32979 - CF# 28345

———————————————

       Threshold Pharmactuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.1 to a Form 10-Q filed on May 3, 2012, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 10-Q filed on August 6, 2012.

       Based on representations by Threshold Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

              Exhibit 10.1   through May 2, 2022

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                         Michael Seaman
                         Special Counsel